Exhibit 99.1

July 28, 2017

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sirs,

Sub: Postal Ballot Notice- Disclosure under Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Further to our letter dated July 20, 2017 and pursuant to Regulation 30 of the SEBI LODR, we are enclosing a copy of the Postal Ballot Notice dated July 20, 2017, seeking approval of the Members for Buyback of equity shares by way of a special resolution.

The Postal Ballot Notice, together with Explanatory Statement and Postal Ballot Form, is being sent to the Members whose names appear on the Register of Members/list of Beneficial Owners as on July 21, 2017, as received from the Registrar and Share Transfer Agent, National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL).

The Company has engaged the services of Karvy Computershare Private Limited for providing e-voting facility to all its Members. The voting through postal ballot and e-voting will commence at 9.00 a.m. (IST) on Sunday, July 30, 2017 and shall end at 5 p.m. (IST) on Monday, August 28, 2017. The results of postal ballot will be declared on or before Wednesday, August 30, 2017.

Yours Faithfully

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As above

Registered Office:
Wipro Limited	T : +91 (80) 2844 0011
Doddakannelli Sarjapur Road Bengaluru 560 035 India	F : +91 (80) 2844 0054 E : info@wipro.com W: wipro.com C : L32102KA1945PLC020800

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore 560 035, India.

Tel.: +91-80-28440011 Fax: + 91-80-28440054

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time) and pursuant to other applicable laws and regulations, that the resolutions appended below for buyback of equity shares of the Company are proposed for approval of the shareholders of the Company through postal ballot (“Postal Ballot”)/electronic voting (“e-voting”).

The explanatory statement pursuant to Sections 102, 110 and other applicable provisions, if any, of the Act pertaining to the aforesaid resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto for your consideration, along with a postal ballot form (“Postal Ballot Form”).

The Board of Directors of the Company, at its meeting held on July 20, 2017, has appointed Mr. V. Sreedharan/Mr. Pradeep B. Kulkarni, partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer for conducting the Postal Ballot and e-voting process in a fair and transparent manner. Shareholders have the option to vote either by Postal Ballot or through e-voting. Shareholders desiring to exercise their vote by Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope. A Postal Ballot Form sent by courier or by registered post/speed post at the expense of the shareholder(s) will also be accepted.

The duly completed Postal Ballot Form should reach the Scrutinizer not later than 17:00 Hours IST on Monday, August 28, 2017 to be eligible for being considered, failing which it will be strictly considered that no reply has been received from the shareholder. Shareholders desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section “General information and instruction relating to e-voting”. References to postal ballot(s) in this postal ballot notice (“Postal Ballot Notice”) include votes received electronically. The Scrutinizer will submit his report to the Chairman of the Company after completion of scrutiny of the postal ballots (including e-voting). The results shall be declared on or before Wednesday, August 30, 2017 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), Karvy Computershare Private Limited (“Karvy” or “Registrar and Share Transfer Agents”) and would also be displayed on the Company’s website www.wipro.com.

Resolution No. 1 - Approval for Buyback of Equity Shares

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Article 8.2 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Companies Act”), the Companies (Share Capital and Debentures) Rules, 2014 to the extent applicable, and in compliance with Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, as amended (the “Buyback Regulations”), including any amendments, statutory modifications or re-enactments for the time being in force, and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall include any Committee constituted by the Board to exercise its powers, including the powers conferred by this resolution) and on the terms and conditions set out in the explanatory statement (which may be modified based on regulatory requirements), approval of the shareholders be and is hereby accorded for the buyback by the Company of up to 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) fully paid-up equity shares of Rs. 2/- (Rupees Two only) each of the Company (“Equity Shares”) representing up to 7.06% of the total paid-up Equity Share capital of the Company at a price of Rs. 320/- (Rupees Three Hundred and Twenty only) per Equity Share (“Buyback Price”) payable in cash for an aggregate amount of up to Rs. 1,10,00,00,00,000/- (Rupees Eleven Thousand Crores only) (“Buyback Size”), which is 23.15% of the aggregate of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone balance sheet of the Company as on June 30, 2017, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, from all of the shareholders who hold Equity Shares as of the record date (“Buyback”) and the Buyback Size does not include any expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India (“SEBI”), advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, etc.

RESOLVED FURTHER THAT all of the shareholders of the Company will be eligible to participate in the Buyback including: (i) promoters and promoter group of the Company (including members thereof) who hold Equity Shares as of the record date, persons in control (including such persons acting in concert) who hold Equity Shares as of the record date; and (ii) holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Equity Shares of the Company who cancel any of their ADRs and withdraw the underlying Equity Shares prior to the record date such that they become shareholders of the Company and hold Equity Shares as of the record date.

RESOLVED FURTHER THAT the Buyback shall have reservation for small shareholders in accordance with the provisions of the Buyback Regulations.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments or statutory modifications for the time being in force.

RESOLVED FURTHER THAT the Buyback from the shareholders who are residents outside India including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors/Foreign Portfolio Investors, Non- Resident Indians, shareholders of foreign nationality and holders of ADRs, shall be subject to such approvals, if any and to the extent required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules and regulations framed thereunder, and that such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Board be and is hereby authorised to give effect to the aforesaid resolutions, including but not limited to finalizing the terms of the Buyback like record date, entitlement ratio, the time frame for completion of Buyback; appointment of merchant banker, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants/intermediaries/agencies, as may be required, for the implementation of the Buyback; preparing, finalizing, signing and filing of the public announcement, the draft letter of offer/letter of offer with SEBI, the Stock Exchanges where the Equity Shares are listed and other appropriate authorities and to make all necessary applications to the appropriate authorities for their approvals including but not limited to approvals as may be required from the SEBI and RBI; and initiating all necessary actions for preparation and issue of various documents including public announcement, draft letter of offer, letter of offer, opening, operation and closure of necessary accounts including escrow account, special payment account with the bank, entering into escrow agreements as required under the Buyback Regulations, filing of declaration of solvency, obtaining all necessary certificates and reports from statutory auditors and other third parties as required under applicable law, extinguishing dematerialized shares and physically destroying share certificates in respect of the Equity Shares bought back by the Company, and filing such other undertakings, agreements, papers, documents and correspondence, under the Common Seal of the Company, as may be required to be filed in connection with the Buyback with SEBI, RBI, Stock Exchanges, Registrar of Companies, Depositories and/or other regulators and statutory authorities as may be required from time to time.

RESOLVED FURTHER THAT nothing contained herein shall confer any right on the part of any shareholders to offer and/or any obligation on the part of the Company or the Board to Buyback any shares, and/or impair any power of the Company or the Board to terminate any process in relation to such Buyback, if so permissible by law.

RESOLVED FURTHER THAT for the purpose of giving effect to this Resolution, the Board is hereby empowered and authorised on behalf of the Company to accept and make any alteration(s), modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as the Board and/or any person authorised by the Board may, in its/his/her absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this Resolution.”

By Order of the Board

For Wipro Limited

M Sanaulla Khan

Company Secretary

Date: July 20, 2017

Place: Bangalore

Notes:

1.	The explanatory statement pursuant to Sections 102 and 110 of the Act stating all material facts and the reasons for the proposal is annexed herewith. It also contains all the disclosures as specified in the Buyback Regulations.

2.	The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on July 21, 2017. The Postal Ballot Notice is being sent to shareholders in electronic form to the email addresses registered with their depository participants (in case of electronic shareholding)/the Company’s Registrar and Share Transfer Agents (in case of physical shareholding). For shareholders whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope. The Postal Ballot will also be provided to the Depositary (as defined below), who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction form to the beneficial holders of ADSs who hold their ADSs through a bank, broker or other nominee in DTC.

3.	Shareholders whose names appear on the Register of Members/List of Beneficial Owners as on July 21, 2017 will be considered for the purpose of voting.

4.	Resolutions passed by the shareholders through Postal Ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

5.	The shareholders can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case shareholders cast their votes through both the modes, votes cast through e-voting shall be treated as valid and votes cast through physical Postal Ballot Form will be treated as invalid.

6.	In case a shareholder is desirous of obtaining a printed Postal Ballot Form or a duplicate, he or she may send an e-mail to
corp-secretarial@wipro.com. The Registrar and Transfer Agent/Company shall forward the same along with postage-prepaid self- addressed Business Reply Envelope to the shareholder.

7.	Voting rights shall be reckoned on the paid-up value of equity shares registered in the name of the shareholders as on July 21, 2017. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

8.	In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made there under and Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has provided the facility to the shareholders to exercise their votes electronically and vote on the resolutions through the e-voting service facility arranged by Karvy. The instructions for e-voting are annexed to this Postal Ballot Notice.

9.	A shareholder cannot exercise his vote by proxy on Postal Ballot.

10.	Shareholders desiring to exercise their vote by physical Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours (i.e., 17:00 hours IST) on Monday, August 28, 2017. The postage will be borne by the Company. However, envelopes containing Postal Ballots, if sent by courier or registered/speed post at the expense of the shareholders will also be accepted. Any Postal Ballot received after 17:00 hours IST on Monday, August 28, 2017 will be considered invalid.

11.	The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by Postal Ballot will be announced by the Chairman or any Director of the Company duly Authorised, on or before Wednesday, August 30, 2017 at the registered office and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agents.

12.	The resolutions, if passed by the requisite majority shall be deemed to have been passed on Monday, August 28, 2017 i.e., the last date specified for receipt of duly completed Postal Ballot Forms or e-voting.

13.	All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch of the Postal Ballot Notice until the last date for receipt of votes by Postal Ballot/e-voting.

General information and instructions relating to e-voting

i.	A person whose name is recorded in the register of members or in register of beneficial owners maintained by the Depositories as on the cut-off date, i.e., Friday, July 21, 2017 only shall be entitled to avail the facility of e-voting.

ii.	Any person who becomes a shareholder of the Company after dispatch of the Postal Ballot Notice and holds the shares as on the cut-off date i.e., Friday, July 21, 2017, may obtain the User ID and password in the manner as mentioned below:

a.	If the mobile number of the shareholder is registered against Folio No/DP ID Client ID, the shareholder may send SMS: MYEPWD<space>E-voting Event Number+Folio No. or DP ID Client ID to +91 9212993399.

Example for NSDL: MYEPWD <SPACE> IN12345612345678

Example for CDSL: MYEPWD <SPACE> 1402345612345678

Example for Physical: MYEPWD <SPACE> XXX1234567890

b.	If e-mail address of the shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.karvy.com, the shareholder may click “Forgot password” and enter Folio No. or DP ID Client ID and Permanent Account Number (“PAN”) to generate a password.

c.	Shareholders may call Karvy’s toll free number 1-800-3454-001.

d.	Shareholders may send an e-mail request to evoting@karvy.com. If the shareholder is already registered with the Karvy e-voting platform then such shareholder can use his/her existing User ID and password for casting the vote through e-voting.

iii.	The e-voting facility will be available during the following period:

a.	Commencement of e-voting: 9 a.m. (IST) on Sunday, July 30, 2017

b.	End of e-voting: 5 p.m. (IST) on Monday, August 28, 2017

The e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be disabled by Karvy upon expiry of aforesaid period.

iv.	In case of any queries or grievances, with regard to e-voting, shareholders can Contact Mr. B. Srinivas, Deputy Manager, Karvy Computershare Private Limited at Contact No.: 040-67162222, email id: einward.ris@karvy.com

Instructions and other information relating to e-voting:

A.	In case of shareholders receiving an e-mail from Karvy Computershare Private Limited [for shareholders whose e-mail addresses are registered with the Company/depository participant(s)]

(i)	Launch internet browser by typing the following url https://evoting.karvy.com.

(ii)	Input user ID and password as initial password noted in step (i) above. Click Login.

(iii)	Shareholders holding shares in Demat/Physical form will now reach the Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-voting platform. System will prompt you to change your password and update any contact details like mobile number, email ID etc., on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

(iv)	You need to login again with the new credentials.

(v)	On successful login, system will prompt to select the e-voting event number of Wipro Limited.

(vi)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and casted your vote earlier for any company, then your existing login id and password are to be used.

(vii)	Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted.

(viii)	Once you have voted on the resolution, you will not be allowed to modify your vote.

(ix)	Institutional shareholders (i.e., other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc., together with attested specimen signature of the duly Authorised signatory(ies) who are Authorised to vote, to the Scrutinizer through e-mail ID compliance@sreedharancs.com with a copy marked to evoting@karvy.com.

B.	In case a shareholder receives physical copy of the Postal Ballot Notice and Postal Ballot Form

(i)	Initial password is provided as below/at the bottom of the Postal Ballot Form

EVENT (E-Voting Event Number)	User ID	Password/PIN

Please follow all steps from Sl. No. (i) to Sl. No. (ix) as mentioned in (A) above, to cast the vote.

(ii)	Please contact toll free No. 1-800-34-54-001 for any further clarifications.

(iii)	If you are already registered with Karvy Computershare Private Limited for e-voting then you can use your existing user ID and password for casting your vote.

Shareholders whose email id is registered with Depositories are being sent this Postal Ballot Notice by email and others are being sent by post along with Postal Ballot Form. Shareholders who have received Postal Ballot Notice by e-mail and who wish to vote through Physical Postal Ballot Form can download Postal Ballot Form from www.wipro.com or seek duplicate Postal Ballot Form from Karvy Computershare Private Limited, Registrar & Share Transfer Agents, Unit: Wipro Limited, Karvy Selenium Tower B, Plot No. 31 & 32 Financial District, Nanakramguda, Hyderabad: 500032, fill in the details and send the same to the Scrutinizer.

Explanatory Statement pursuant to Sections 102 and 110 of the Companies Act, 2013

Resolution No. 1- Approval for Buyback of Equity Shares

The Board of Directors of the Company at its meeting held on July 20, 2017 (“Board Meeting”) has, subject to the approval of the shareholders of the Company by way of special resolution through postal ballot and subject to such approvals of statutory, regulatory or governmental authorities as may be required under applicable laws, approved buyback of fully paid-up Equity Shares of face value of Rs. 2/- (Rupees Two only) each (“Equity Shares”) up to 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) Equity Shares, on a proportionate basis through the tender offer route through the Stock Exchange mechanism in accordance with the Act, the Companies (Share Capital and Debentures) Rules, 2014 (“Rules”), to the extent applicable, the Buyback Regulations, as amended from time to time, read with Securities and Exchange Board of India Circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with Circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, as amended from time to time, (“SEBI Circular”), at a price of Rs. 320/- (Rupees Three Hundred and Twenty only) per Equity Share payable in cash for an aggregate consideration not exceeding Rs. 1,10,00,00,00,000/- (Rupees Eleven Thousand Crores only) (“Offer Size”) excluding transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, etc. The Buyback shall be within 25% of the aggregate of paid up capital and free reserves of the Company as per the latest audited standalone balance sheet of the Company as on June 30, 2017 (the latest audited balance sheet available as on the date of Board Meeting recommending the proposal of the Buyback). The Offer Size of the Buyback constitutes 23.15% of the aggregate of the paid-up equity share capital and free reserves of the Company, and represents 7.06% of the total issued and paid-up equity share capital of the Company.

Since the Buyback constitutes more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is necessary to obtain the consent of the shareholders of the Company, for the Buyback by way of a special resolution. Further, as per Section 110 of the Act read with Rule 22(16)(g) of the Rules, the consent of the shareholders of the Company to the Buyback is required to be obtained by means of postal ballot. Accordingly, the Company is seeking your consent for the aforesaid proposal as contained in the resolution appended to this Postal Ballot Notice. Certain figures contained in this Postal Ballot Notice, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row.

Requisite details and material information relating to the Buyback are given below:

(a)	Date of the Board meeting at which the proposal for buy back was approved by the Board of Directors of the company - July 20, 2017

(b)	Necessity for the Buyback

The Buyback is being undertaken by the Company to return surplus funds to its equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost-efficient manner. The Buyback is being undertaken for the following reasons:

(i)	The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby, enhancing the overall return to shareholders;

(ii)	The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of up to 15% of the Buyback Size for small shareholders. The Company believes that this reservation of up to 15% for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”;

(iii)	The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and

(iv)	The Buyback gives an option to the Eligible Shareholders (as defined below) the choice to either (A) participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

(c)	Maximum number of securities that the company proposes to buyback

The Company proposes to buyback up to 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) Equity Shares of face value of Rs. 2/- (Rupees Two only) each.

(d)	Buyback price and the basis of arriving at buyback price

(i)	The Equity Shares of the Company are proposed to be bought back at a price of Rs. 320/- (Rupees Three Hundred and Twenty only) per Equity Share.

(ii)	The Buyback Price of Rs. 320/- (Rupees Three Hundred and Twenty only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.

(iii)	The Buyback Price represents a premium of 23.87% over the volume weighted average market price of the Equity Shares on the NSE for the 60 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 22.60% over the volume weighted average market price of the Equity Shares on the NSE for the 10 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback, being July 14, 2017, was Rs. 259.85 (Rupees Two Hundred and Fifty Nine and Eighty Five Paise only) on the NSE and Rs. 259.50 (Rupees Two Hundred and Fifty Nine and Fifty Paise only) on the BSE respectively.

(iv)	The Buyback Price is higher by 220.24% of the book value per Equity Share of the Company, which as of June 30, 2017 was Rs. 99.93 (Rupees Ninety Nine and Ninety Three Paise only) per Equity Share.

(v)	The earnings per Equity Share of the Company prior to the Buyback, for the quarter ended June 30, 2017 was Rs. 4.18/- (Rupees Four and Eighteen Paise only) per Equity Share. Assuming full acceptance under the Buyback, the earnings per Equity Share of the Company will be Rs. 4.50/- (Rupees Four and Fifty Paise only) per Equity Share post the Buyback.

(vi)	The annualised return on net worth of the Company was 17.01% for the quarter ended June 30, 2017, which will increase to 22.11% post Buyback assuming full acceptance of the Buyback.

(e)	Maximum amount required under the buy back and its percentage of the total paid up capital and free reserves

The maximum amount required for Buyback will not exceed Rs. 1,10,00,00,00,000/- (Rupees Eleven Thousand Crores only), excluding transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

The maximum amount mentioned aforesaid is 23.15% of the aggregate of the fully paid-up equity share capital and free reserves as per the latest audited standalone balance sheet of the Company as on June 30, 2017, which is within the prescribed limit of 25%.

(f)	Method to be adopted for the Buyback

The Buyback shall be on a proportionate basis through the tender offer route, as prescribed under the Buyback Regulations, to the extent permissible, and the “Mechanism for acquisition of shares through Stock Exchanges” as prescribed under the SEBI Circular. The Buyback will be implemented in accordance with the Act, Rules, to the extent applicable, the Buyback Regulations and on such terms and conditions as may be deemed fit by the Company.

As required under the Buyback Regulations, the Company will announce a record date for the Buyback for determining the names of the shareholders holding Equity Shares of the Company who will be eligible to participate in the Buyback (“Eligible Shareholder(s)”). Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must take certain actions prior to the record date. For additional details concerning participation in the Buyback by ADS holders, see Section (m) below entitled “Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share”. Subject to the approval of the special resolution under this Postal Ballot Notice and subject to SEBI’s comments on the draft letter of offer, Eligible Shareholders will receive a letter of offer along with a tender/offer form indicating their entitlement.

The Equity Shares to be bought back is divided in two categories:

(i)	Reserved category for small shareholders; and

(ii)	General category for all other shareholders.

As defined in Regulation 2(l)(la) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price on Stock Exchange having highest trading volume as on record date, of not more than Rs. 2,00,000/- (Rupees Two Lakhs only).

In accordance with Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of small shareholders as on the record date, whichever is higher, shall be reserved for the small shareholders as part of this Buyback.

Based on the holding on the record date, the Company will determine the entitlement of each Eligible Shareholder to tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder as on the record date and the ratio of the Buyback applicable in the category to which such shareholder belongs. In order to ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the Small Shareholder category, the Company proposes to club together the equity shares held by such shareholders with a common PAN for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the equity shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical and where the PANs of all joint shareholders are not available, the Company will check the sequence of the names of the joint holders and club together the equity shares held in such cases where the sequence of the PANs and name of joint shareholders are identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these equity shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar and Transfer Agent as per the shareholder records received from the Depositories.

Shareholders’ participation in Buyback will be voluntary. Eligible Shareholders holding Equity Shares of the Company can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholders holding Equity Shares of the Company may also accept a part of their entitlement. Eligible Shareholders holding equity shares of the Company also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other shareholders, if any.

The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the shareholder as on the record date.

The Equity Shares tendered as per the entitlement by Eligible Shareholders holding Equity Shares of the Company as well as additional shares tendered, if any, will be accepted as per the procedure laid down in Buyback Regulations. The settlement of the tenders under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI Circular.

Participation in the Buyback by shareholders may trigger capital gains taxation in India and in their country of residence. The transaction of Buyback would also be chargeable to securities transaction tax in India. The shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.

Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will be included in the letter of offer to be sent to the Eligible Shareholder(s).

(g)	Time limit for completing the Buyback

Subject to receipt of regulatory consents and approvals, if any, the Buyback is proposed to be completed within 12 months from the date of passing of special resolution detailed in this Postal Ballot Notice.

(h)	Compliance with Section 68(2)(c) of the Act

The aggregate paid-up share capital and free reserves as per the latest audited standalone balance sheet of the Company as on June 30, 2017 is Rs. 47,50,640 lakhs. Under the provisions of the Act, the funds deployed for the Buyback cannot exceed 25% of the aggregate of the fully paid-up share capital and free reserves of the Company i.e., is Rs. 11,87,660 lakhs. The maximum amount proposed to be utilized for the Buyback, does not exceed Rs. 1,10,00,00,00,000/- (Rupees Eleven Thousand Crores only) and is therefore within the limit of 25% of the Company’s fully paid-up share capital and free reserves as per the latest audited standalone balance sheet of the Company as on June 30, 2017 (the latest audited balance sheet available as on the date of Board meeting recommending the proposal for the Buyback).

(i)	Details of holding and transactions in the shares of the Company

The aggregate shareholding of the (i) promoter and promoter group of the Company (“Promoter and Promoter Group”) and persons in control, (ii) Directors of companies which are a part of the Promoter and Promoter Group, and (iii) Directors and Key Managerial Personnel of the Company as on the date of the Board meeting and this Postal Ballot Notice, i.e., July 20, 2017, are as follows:

(i)	Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on the date of the Board meeting and the date of this Postal Ballot Notice, i.e., July 20, 2017:

Sl. No.	Name of Shareholder	No. of Equity Shares	% Shareholding
1.	Azim H Premji	18,68,10,200	3.84
2.	Yasmeen A Premji	21,25,332	0.04
3.	Rishad Azim Premji	13,73,332	0.03
4.	Tariq Azim Premji	5,30,000	0.01
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	74,19,12,000	15.25
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	90,58,13,582	18.61
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	90,32,39,580	18.56
8.	Hasham Investment & Trading Co. Private Limited	11,25,996	0.02
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	2,01,39,910	0.41
10.	Azim Premji Trust (2)	79,81,31,282	16.40

	Total	3,56,12,01,214	73.18

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(ii)	Aggregate shareholding of the Directors of companies which are a part of the Promoter and Promoter Group, as on the date of the Board meeting and the date of this Postal Ballot Notice, i.e., July 20, 2017:

Sl. No.	Name	No. of Equity Shares	% Shareholding
1.	Azim H Premji	18,68,10,200	3.84
2.	Yasmeen A Premji	21,25,332	0.04
3.	Rishad Azim Premji	13,73,332	0.03
4.	Tariq Azim Premji	5,30,000	0.01
5.	Pagalthivarthi Srinivasan	95,470	0.00
6.	Lakshminarayana Ramanathan Kollengode	18,774	0.00
7.	Priya Mohan Sinha	74,746	0.00
8.	Sharad Chandra Behar	0	0.00

	Total	19,10,27,854	3.93

(iii)	Aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Board meeting and the date of this Postal Ballot Notice, i.e., July 20, 2017.

Sl. No.	Name of Shareholder	Designation	No. of Equity Shares	% Shareholding
1.	Azim H Premji	Chairman and Managing Director	18,68,10,200	3.84
2.	N Vaghul	Independent Director	0	0.00
3.	Dr. Ashok S Ganguly	Independent Director	3,734	0.00
4.	M K Sharma	Independent Director	0	0.00
5.	William Arthur Owens	Independent Director	0	0.00
6.	Ireena Vittal	Independent Director	0	0.00
7.	Dr. Patrick John Ennis	Independent Director	0	0.00
8.	Patrick Dupuis	Independent Director	0	0.00
9.	Rishad A Premji	Executive Director and Chief Strategy Officer	13,73,332	0.03
10.	Abidali Z Neemuchwala	CEO and Executive Director	1,60,000	0.00
11.	Jatin Pravinchandra Dalai	Chief Financial Officer	83,550	0.00
12.	M Sanaulla Khan	Company Secretary	0	0.00

	Total		18,84,30,816	3.87

(iv)	Aggregate shares purchased or sold by the Promoter and Promoter Group, persons in control, Directors of companies which are a part of the Promoter and Promoter Group and Directors and Key Managerial Personnel of the Company during a period of six months preceding the date of the Board meeting at which the Buyback was approved and the date of this Postal Ballot Notice, i.e. July 20, 2017:

(a)	Aggregate of shares purchased or sold by the Promoter and Promoter Group and persons who are in control:

Sl. No.	Name of Shareholder	No. of Equity Shares Acquired	Nature of Transaction*	Date of Allotment
1.	Azim H Premji	9,34,05,100	Bonus Issue	June 15, 2017
2.	Yasmeen A Premji	10,62,666	Bonus Issue	June 15, 2017
3.	Rishad Azim Premji	6,86,666	Bonus Issue	June 15, 2017
4.	Tariq Azim Premji	2,65,000	Bonus Issue	June 15, 2017
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	37,09,56,000	Bonus Issue	June 15, 2017
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	45,29,06,791	Bonus Issue	June 15, 2017

Sl. No.	Name of Shareholder	No. of Equity Shares Acquired	Nature of Transaction*	Date of Allotment
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	45,16,19,790	Bonus Issue	June 15, 2017
8.	Hasham Investment & Trading Co. Private Limited	5,62,998	Bonus Issue	June 15, 2017
9.	Azim Premji Philanthropic Initiatives Private Limited (l)	1,00,69,955	Bonus Issue	June 15, 2017
10.	Azim Premji Trust (2)	39,90,65,641	Bonus Issue	June 15, 2017

Note:

*	Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(b)	Aggregate shares purchased or sold by the Directors of companies which are part of the Promoter and Promoter Group:

Sl. No.	Name	No. of Equity Shares Acquired	Nature of Transaction*	Date of Allotment
1.	Azim H Premji	9,34,05,100	Bonus Issue	June 15, 2017
2.	Yasmeen A Premji	10,62,666	Bonus Issue	June 15, 2017
3.	Rishad Azim Premji	6,86,666	Bonus Issue	June 15, 2017
4.	Tariq Azim Premji	2,65,000	Bonus Issue	June 15, 2017
5.	Pagalthivarthi Srinivasan	47,735	Bonus Issue	June 15, 2017
6.	Lakshminarayana Ramanathan Kollengode	9,387	Bonus Issue	June 15, 2017
7.	Priya Mohan Sinha	37,373	Bonus Issue	June 15, 2017
8.	Sharad Chandra Behar	0	—	—

*	Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.

(c)	Aggregate shares purchased or sold by the Directors and Key Managerial Personnel of the Company:

Sl. No.	Name	No. of Equity Shares	Nature of Transaction	Date of Allotment/ Transaction	Price
1.	Azim H Premji	9,34,05,100	Bonus Issue	June 15, 2017	NA*
2.	Dr. Ashok S Ganguly	1,867	Bonus Issue	June 15, 2017	NA*
3.	Rishad Azim Premji	6,86,666	Bonus Issue	June 15, 2017	NA*
4.	Abidali Z Neemuchwala	1,60,000	Exercise of ADS Restricted Stock Units (RSUs)	July 7, 2017	$0.05 per ADS RSU
5.	Jatin Pravinchandra Dalai	3,500	Sale	February 2, 2017	455.26
		1,500	Sale	February 27, 2017	489.76
		40,000	Exercise of Indian RSUs	May 19, 2017	Rs. 2 per equity share
		41,775	Bonus Issue	June 15, 2017	NA*

*	Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.

There are 2,05,16,903 outstanding ESOPs/RSUs granted by the Company as of June 30, 2017.

(j)	Intention of Promoter and Promoter Group to participate in Buyback

In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have an option to participate in the Buyback. In this regard, the Promoter and Promoter Group entities have expressed their intention to participate in the Buyback vide their letters dated July 20, 2017 and may tender up to an aggregate maximum of 3,49,78,01,814 Equity Shares or such lower number of Equity Shares in accordance with the provisions of the Buyback Regulations. Please see below the maximum number of Equity Shares to be tendered by each of the Promoter and Promoter Group:

Sl. No.	Name of the Promoter and Promoter Group entity	Maximum Number of Equity Shares intended to be offered
1.	Azim H Premji	12,34,10,800
2.	Yasmeen A Premji	21,25,332
3.	Rishad Azim Premji	13,73,332
4.	Tariq Azim Premji	5,30,000
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	74,19,12,000
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	90,58,13,582
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	90,32,39,580
8.	Hasham Investment and Trading Co. Private Limited	11,25,996
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	2,01,39,910
10.	Azim Premji Trust (2)	79,81,31,282

	Total	3,49,78,01,814

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

Azim Premji Trust (“APT”) is an irrevocable trust that supports entities working at grass-root levels to systemically improve the quality of school education in India primarily in the rural areas. Additionally, APT also supports a unique not-for-profit university that is focused on programs and research in areas of education and development. Assistance is also provided through Azim Premji Philanthropic Initiatives Private Limited (“APPI”) to not for profit organizations that provide much needed support to vulnerable communities such as people with disabilities, street children, homeless, survivors of domestic violence etc. Entities supported by APT often work in partnership with governments and government agencies to tackle some of the persistent development challenges such as education, malnutrition and farmers welfare.

In order to augment more funds for advancing their philanthropic objectives, APPI and APT wish to maximize the acceptance of the Equity Shares held by them in the Buyback against the entitlement available to the Promoter and Promoter Group. In this regard, it is proposed that in addition to the Equity Shares tendered by APPI and APT in the Buyback as part of their entitlement, APPI and APT will also tender additional Equity Shares beyond their entitlement. Such additional Equity Shares tendered by APPI and APT will first be accepted against the entitlements of the other Promoter and Promoter Group entities of the Company, to the extent that these other Promoter and Promoter Group entities do not tender Equity Shares as part of their entitlement in the Buyback, and then, if any Equity Shares tendered by APPI and APT are left to be bought back, the same shall be accepted in the manner specified in Regulation 9(7) of the Buyback Regulations. The aforesaid proposal is subject to approval of SEBI.

In this regard, APPI and APT, vide letters dated July 20, 2017, have confirmed that, they (i) will tender Equity Shares against their full entitlement in the Buyback; (ii) subject to SEBI approval, will tender Equity Shares against any entitlement of the other Promoter and Promoter Group shareholders, in case such other Promoter and Promoter Group shareholders do not tender their Equity Shares against such entitlement in the Buyback; (iii) also intend to tender additional Equity Shares up to 2,01,39,910 (Two Crores One Lakh Thirty Nine Thousand Nine Hundred and Ten) Equity Shares for APPI (constituting 0.41% Equity Shares outstanding in the Company) and 79,81,31,282 (Seventy Nine Crores Eighty One Lakhs Thirty One Thousand Two Hundred and Eighty Two) Equity Shares for APT (constituting 16.40% Equity Shares outstanding in the Company), against Equity Shares left to be bought back for being accepted in the manner specified in Regulation 9(7) of the Buyback Regulations.

Furthermore, the other Promoter and Promoter Group shareholders, vide letters dated July 20, 2017, have confirmed, subject to SEBI approval, (i) their no objection to APPI and APT tendering Equity Shares against the entitlement of the other Promoter and Promoter Group shareholders in the Buyback; (ii) that in the event, APPI and APT do not tender Equity Shares in excess of their respective entitlements, the other Promoter and Promoter Group shareholders are willing to tender Equity Shares against their full entitlement in the Buyback. In such circumstances, the other Promoter and Promoter Group shareholders have also expressed their intention to tender additional Equity Shares up to the maximum number of Equity Shares to be tendered by each of them as given in the table hereinabove, against Equity Shares left to be bought back, for being accepted in the manner specified in Regulation 9(7) of the Buyback Regulations.

The Buyback will not result in any benefit to Promoter and Promoter Group or any Directors of the Company except to the extent of the cash consideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as equity shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to reduction in the equity share capital of the Company post Buyback.

The details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set-out below:

(i)	Azim H Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
January 22, 1998	Bonus	61,70,540	(1)	2	—	—
June 29, 2004	Bonus	1,23,41,080		2	—	—
August 24, 2005	Bonus	1,85,11,620		2	—	—
June 17, 2010	Bonus	2,46,82,160		2	—	—
June 15, 2017	Bonus	6,17,05,400		2	—	—

Total		12,34,10,800

Note:

1.	Originally allotted 12,34,108 (Twelve Lakhs Thirty Four Thousand One Hundred and Eight) equity shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

(ii)	Yasmeen A Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 30, 1997	Gift	3,200	(1)	2	—	—
January 22, 1998	Bonus	46,400	(2)	2	—	—
February 24, 2000	Gift	40,000		2	—	—
June 29, 2004	Bonus	2,19,200		2	—	—
August 24, 2005	Bonus	3,28,800		2	—	—
June 17, 2010	Bonus	4,25,066		2	—	—
June 15, 2017	Bonus	10,62,666		2	—	—

Total		21,25,332

Note:

1.	Originally received 640 (Six Hundred and Forty) equity shares of Rs. 10/- (Rupees Ten only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.
2.	Originally allotted 9,280 (Nine Thousand Two Hundred and Eighty) equity shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

(iii)	Rishad Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	3,08,000	2	—	—
June 17, 2010	Bonus	3,78,666	2	—	—
June 15, 2017	Bonus	6,86,666	2	—	—

Total		13,73,332

(iv)	Tariq Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 30, 1997	Gift	26,500	(1)	2	—	—
June 29, 2004	Bonus	53,000		2	—	—
August 24, 2005	Bonus	79,500		2	—	—
June 17, 2010	Bonus	1,06,000		2	—	—
June 15, 2017	Bonus	2,65,000		2	—	—

Total		5,30,000

Note:

1.	Originally received 5,300 (Five Thousand and Three Hundred) equity shares of Rs. 10/- (Rupees Ten only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

(v)	Mr. Azim Hasham Premji Partner Representing Hasham Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	15,34,50,000	2	—	—
June 17, 2010	Bonus	21,75,06,000	2	—	—
June 15, 2017	Bonus	37,09,56,000	2	—	—

Total		74,19,12,000

(vi)	Mr. Azim Hasham Premji Partner Representing Prazim Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	6,39,99,500	2	—	—
August 24, 2005	Bonus	16,25,08,500	2	—	—
June 17, 2010	Bonus	21,66,78,000	2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	97,20,791	2	440.05	Cash
June 15, 2017	Bonus	45,29,06,791	2	—	—

Total		90,58,13,582

(vii)	Mr. Azim Hasham Premji Partner Representing Zash Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	6,36,13,400	2	—	—
August 24, 2005	Bonus	16,21,22,400	2	—	—
June 17, 2010	Bonus	21,61,63,200	2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	97,20,790	2	440.05	Cash
June 15, 2017	Bonus	45,16,19,790	2	—	—

Total		90,32,39,580

(viii)	Hasham Investment and Trading Co. Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
July 7, 2015	Shares received under court approved scheme of amalgamation	5,62,998	2	—	—
June 15, 2017	Bonus	5,62,998	2	—	—

Total		11,25,996

(ix)	Azim Premji Philanthropic Initiatives Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 15, 2005	Gift	15,07,122	(1)	2	—	—
August 24, 2005	Bonus	42,25,500		2	—	—
June 17, 2010	Bonus	43,37,333		2	—	—
June 15, 2017	Bonus	1,00,69,955		2	—	—

Total		2,01,39,910	(2)

Note:

1.	Originally received 22,80,500 (Twenty Two Lakhs Eighty Thousand and Five Hundred) equity shares of Rs. 2/- (Rupees Two only) each as gift on June 15, 2005, out of which 7,73,378 (Seven Lakhs Seventy Three Thousand Three Hundred and Seventy Eight) equity shares were tendered and accepted on July 7, 2016 pursuant to buyback by the Company at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per equity share.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.

(x)	Azim Premji Trust

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
December 7, 2010	Gift	10,35,38,641	(1)	2	—	—
February 22, 2013	Gift	29,55,27,000		2	—	—
June 15, 2017	Bonus	39,90,65,641		2	—	—

Total		79,81,31,282	(2)

Note:

1.	Originally received 13,41,87,120 (Thirteen Crores Forty One Lakhs Eighty Seven Thousand One Hundred and Twenty) equity shares of Rs.2/- (Rupees Two only) each as gift on December 7, 2010, out of which 3,06,48,479 (Three Crores Six Lakhs Forty Eight Thousand Four Hundred and Seventy Nine) equity shares were tendered and accepted on July 7, 2016 pursuant to buyback by the Company at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per equity share.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(k)	Confirmations from Company as per the provisions of Buyback Regulations and Act

(i)	The Company shall not issue any equity shares or other securities (including by way of bonus) from the date of resolution passed by the shareholders approving the proposed Buyback till the date of closure of the Buyback;

(ii)	The Company shall not raise further capital for a period of one year from the closure of the Buyback offer, except in discharge of subsisting obligations;

(iii)	The Company shall not withdraw the Buyback after the draft letter of offer is filed with SEBI or the public announcement of the offer to buyback is made;

(iv)	The Company shall not buyback locked-in shares and non-transferable shares or other specified securities till the pendency of the lock-in or till the shares or other specified securities become transferable;

(v)	The Company shall transfer from its free reserves a sum equal to the nominal value of the equity shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited balance sheet;

(vi)	The Company confirms that there are no defaults subsisting in repayment of deposits, redemption of debentures or interest thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

(vii)	the Company shall not buyback its Equity Shares from any person through negotiated deal whether on or off the Stock Exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

(viii)	the Company has been in compliance with Sections 92, 123, 127 and 129 of the Act; and

(ix)	the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback.

(l)	Confirmations from the Board

The Board of Directors of the Company has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

(i)	immediately following the date on which the result of shareholders’ resolution will be declared (“Postal Ballot Resolution”) or the Board meeting convened on July 20, 2017, approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts;

(ii)	as regards its prospects for the year immediately following the date of the Postal Ballot Resolution or Board meeting (i.e., July 20, 2017) that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the financial resources which will in the Board’s view be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Postal Ballot Resolution or the Board meeting (i.e., July 20, 2017); and

(iii)	in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Act (including prospective and contingent liabilities).

(m)	Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share

(i)	Equity Share Withdrawal

Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the record date. They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the record date to receive the withdrawn Equity Shares in electronic dematerialized form (a “Brokerage Account”) prior to the record date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank N.A., as the ADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 3 (three) New York business days prior to the record date (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences. Note that the record date will be determined and disclosed in due course and after receipt of shareholders’ approval through the Postal Ballot Resolution.

A registered holder of ADSs may surrender such ADSs to the Depositary for cancellation along with requisite fees and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees to the Depositary and provide the Depositary with the Withdrawal Order.

The Depositary will charge such holder a fee of U.S. $0.05 for each ADS surrendered for cancellation and may have other requirements before it permits withdrawal of Equity Shares. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. Each holder of ADSs that wishes to effect an Equity Share Withdrawal will be responsible for setting up its Brokerage Account, including providing any necessary documentation and know your customer documentation, and may incur customary fees, charges and expenses in connection therewith. The Depositary will not assist ADS holders or other persons in establishing Brokerage Accounts in India.

You must be a holder of Equity Shares as of the record date to participate in the Buyback.

Equity Shares trade on the NSE and the BSE (the “Indian Stock Exchanges”) and cannot be traded on the U.S. exchange,

i.e., the NYSE. Due to uncertainties India law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, an equity holder currently cannot re-deposit the Equity Shares into the ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected.

(ii)	Buyback Price and Foreign Exchange Considerations

The Buyback Price is a 3.49% discount to the volume weighted average price of an ADS on the NYSE for the 60 trading days preceding the date of the notice to the Indian Stock Exchanges of the Board meeting to consider the proposal of the Buyback; i.e., July 14, 2017. The Buyback Price is a 5.16% discount to the volume weighted average market price of an ADS on the NYSE for 10 trading days preceding July 14, 2017. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of Rs. 64.38 (Rupees Sixty Four and Thirty Eight Paise Only) per USD as published by the Federal Reserve Board of Governors on July 14, 2017. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Participating in the Buyback will likely result in ADS holders receiving less proceeds than could be obtained by selling ADSs on the NYSE.

(iii)	Tax and Regulatory Considerations

Participation in the Buyback may trigger additional Indian capital gains taxation and other substantial burdens that would not be applicable to sales of ADSs on the NYSE. ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including advice related to any related regulatory approvals and U.S., Indian and other tax considerations. In addition, prior to submitting any ADSs for withdrawal, ADS holders are advised to confirm that they have a Brokerage Account in India that can take delivery of the Equity Shares.

Special notice to security holders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and, upon obtaining approval for the Buyback from the shareholders of the Company by way of special resolution through Postal Ballot, documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

(n)	Report addressed to the Board of Directors by the Company’s Auditors on the permissible capital payment and the opinion formed by Directors regarding insolvency

The text of the Report dated July 20, 2017 of Deloitte Haskins and Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

20 July 2017

To,

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road,

Bangalore - 560035

Dear Sirs/Madam,

Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of the clause (xi) of Part A of Schedule II of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (as amended).

1.	This Report is issued in accordance with the terms of our engagement letter dated July 19, 2017. The Board of Directors of Wipro Limited (“the Company”) have approved a proposal for buy-back of Equity Shares by the Company at its meeting held on July 20, 2017 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 (“the Act”) and the SEBI Buyback Regulations.

2.	The accompanying Statement of permissible capital payment (including premium) (“Annexure A”) as at June 30, 2017 (hereinafter referred together as the “Statement”) is prepared by the Management of the Company, which we have initialed for identification purposes only.

Management’s Responsibility for the Statement

3.	The preparation of the Statement in accordance with Section 68(2)(c) of the Companies Act, 2013 and the compliance with the SEBI Buyback Regulations, is the responsibility of the Management of the Company, including the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditors Responsibility

4.	Pursuant to the requirements of the SEBI Buyback Regulations, it is our responsibility to provide a reasonable assurance:

i.	whether we have inquired into the state of affairs of the Company in relation to the audited standalone financial statements as at and for the three months ended June 30, 2017.

ii.	if the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited standalone financial statements in accordance with Section 68(2) of the Companies Act, 2013; and

iii.	if the Board of Directors of the Company, in their meeting held on July 20, 2017 have formed the opinion as specified in Clause (x) of Part A of Schedule II to the Buy-Back Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs be rendered insolvent within a period of one year from that date.

5.	The standalone financial statements referred to in paragraph 4 above, have been audited by us, on which we issued an unmodified audit opinion vide our report dated July 20, 2017. We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (“the ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

6.	We conducted our examination of the Statement in accordance with the Guidance note on Audit Reports and Certificates for Special Purposes issued by the ICAI (“Guidance Note”). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

7.	We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services engagements.

Opinion

8.	Based on enquiries conducted and our examination as above, we report that:

i)	We have enquired into the state of affairs of the Company in relation to its audited standalone financial statements as at and for the period ended June 30, 2017 which has been approved by the Board of Directors of the Company on July 20, 2017.

ii)	The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith, is properly determined in our view in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited standalone financial statements of the Company as at and for the period ended June 30, 2017.

iii)	The Board of Directors of the Company, in their meeting held on July 20, 2017 have formed their opinion as specified in clause (x) of Part A of Schedule II to the SEBI Buyback Regulations, on reasonable grounds and that the Company, having regard to its state of affairs will not be rendered insolvent within a period of one year from the date of passing the Board meeting resolution dated July 20, 2017.

Restriction on Use

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act, 2013 and the SEBI Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, draft letter of offer, letter of offer and other documents pertaining to buy-back to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers, each for the purpose of extinguishment of equity shares and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

Vikas Bagaria

Partner

Membership No. 60408

Annexure A - Statement of permissible capital payment

Wipro Limited

Computation of amount of permissible capital payment towards buy back of equity shares in accordance with section 68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited standalone financial statements as at and for the period ended June 30, 2017:

Particulars	Amount (In Rs. Lakhs)
Paid-up Equity Share Capital as at (A)	97,323
Free Reserves as at June 30, 2017
— Retained earnings	4,636,769
— Share Premium Account	16,548

Total Free Reserves (B)	4,653,317

Total (A + B)	4,750,640

Maximum amount permissible for the buyback i.e. 25% of total paid-up equity capital and free reserves	1,187,660

In the opinion of the Board, the proposal for Buyback is in the interest of the Company and its shareholders holding equity shares of the Company. The Directors, therefore, recommend the special resolution as set out in the accompanying Notice for approval by the shareholders.

None of the Directors or any Key Managerial Personnel of the Company or their respective relatives are in anyway, concerned or interested, either directly or indirectly in passing of the said resolution, save and except to the extent of their respective interest as shareholders of the Company.

By Order of the Board

For Wipro Limited

M Sanaulla Khan

Company Secretary

Date: July 20, 2017

Place: Bangalore

WIPRO LIMITED

CIN: L32102KA1945PLC020800

Registered Office: Doddakannelli, Sarjapur Road, Bangalore – 560 035, India

Ph: +91 (80) 28440011, Fax: +91(80) 28440054

Website: www.wipro.com, E mail: corp-secretarial@wipro.com info@wipro.com

POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before filling this form)

Sl. No.:

1. Name and Registered address of the Member	:

2. Name(s) of Joint holder(s), if any	:

3. Registered Folio No. / DP ID No./ Client ID No.* (*Applicable to investors holding shares in dematerialised form)	:

4. Number of Equity Shares held as on July 21, 2017	:

I/We hereby exercise my/our vote in respect of the Special Resolution to be passed through Postal Ballot as stated in the Postal Ballot Notice of the Company dated July 20, 2017, by sending my/our Assent (For) or Dissent (Against) to the said Special Resolution by placing a tick (✓) mark at the appropriate box below:

Sl. No.	Description of Special Resolution	I/We assent to the Resolution (FOR) (Number of Shares)	I/We dissent to the Resolution (AGAINST) (Number of Shares)
1.	Approval for Buyback of shares

Place :
Date :
Signature of the Member

Important Note: Please complete and return this Postal Ballot Form to the Scrutinizer by using the enclosed postage pre-paid self-addressed Business Reply Envelope. Last Date for Receipt of this Postal Ballot Form by the Scrutinizer is August 28, 2017.

ELECTRONIC VOTING PARTICULARS (Please visit https://evoting.karvy.com to cast your vote online)

EVEN (E-Voting Event Number)	USER ID	PASSWORD

Note: Detailed instructions for e-voting are furnished in the Postal Ballot Notice.

IMPORTANT INSTRUCTIONS

1.	The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the Members. Voting period commences at 9:00 AM on July 30, 2017 (start date) and ends at 5:00 PM on August 28, 2017 (end date).

2.	Voting rights shall be reckoned on the paid-up value of equity shares registered in the names(s) of Members(s) on the cut-off date i.e. Friday, July 21, 2017. A person who is not a member on the relevant date should treat this notice for information purpose only.

3.	A Member desirous of exercising vote by physical Postal Ballot should complete the Postal Ballot Form in all respects and send it after signature to the Scrutinizer in the attached postage pre-paid self-addressed Business Reply Envelope which shall be properly sealed with adhesive or adhesive tape. However, envelopes containing Postal Ballot Form, if sent by courier, registered post or speed post at the expense of the Member will also be accepted.

4.	Alternatively, a Member may vote through electronic mode as per the instructions for e-voting provided in the Postal Ballot Notice sent herewith.

5.	The Members can opt only one mode of voting, i.e., either by Physical Ballot or e-voting. In case Members cast their vote by Physical Ballot and e-Voting, the voting done through e-voting shall prevail and voting done by Physical Ballot will be treated as invalid.

6.	The Self-addressed Business Reply Envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company, and the address to which the same needs to be dispatched.

7.	The Postal Ballot Form should be completed and signed by the Member (as per the specimen signature registered with the Company). Voting rights in a Postal Ballot cannot be exercised by a Proxy. In case of joint holding, this Form should be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his/her absence, by the next named Member. Holders of Power of Attorney (POA) on behalf of the Members may vote on the Postal Ballot mentioning the registration number of the POA and enclosing an attested copy of the POA.

8.	Consent must be accorded by placing a tick mark in the column, ‘I/We assent to the Resolution’, or dissent must be accorded by placing a tick mark in the column, ‘I/We dissent to the Resolution’. Form bearing tick mark in both the columns will be treated as invalid. A Member need not use all his/her votes nor does he/she need to cast his/her votes in the same way.

9.	The votes of a Member will be considered invalid on any of the following grounds-

a)	If a form other than the Postal Ballot Form issued by the Company is used.

b)	If the Postal Ballot Form has not been signed by or on behalf of the Member.

c)	If the Member’s signature does not tally with the specimen signature with the Company.

d)	If the Member has marked his/her/its vote both for ‘Assent’ and also for ‘Dissent’ to the ‘Resolution’ in such manner that the aggregate Equity Shares voted for ‘Assent’ and ‘Dissent’ exceeded total number of Shares held.

e)	If the Member has made any amendment to the Resolution or imposed any condition while exercising his vote.

f)	If the Postal Ballot Form is incomplete and incorrectly filled.

g)	If the Postal Ballot Form is received torn or defaced or mutilated or in a manner such that it is difficult for the Scrutinizer to identify either the Member or the number of votes, or whether the votes are for ‘Assent’ or ‘Dissent’, or neither assent or dissent is mentioned or if the signature could not be verified, or one or more of the above grounds.

h)	Any competent authority has given directions in writing to the Company to freeze the voting rights of the Member.

10.	Duly completed Postal Ballot Form should reach the Scrutinizer not later than 5 pm on August 28, 2017. Postal Ballot Form received after that date will be strictly treated as if reply from such Member has not been received. The Members are requested to send the duly completed Postal Ballot Form well before the last date providing sufficient time for the postal transit.

11.	A Member may request for a duplicate Postal Ballot Form from Registrar and Share Transfer Agent, Unit: Wipro Limited Karvy Computershare Private Limited, Karvy Selenium Tower B, Plot number 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500032 or from the Company at its Registered Office or download the same from the Company’s website (www.wipro.com).

12.	In case of Equity Shares held by companies, trusts, societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/authority and attested specimen signature(s) of the duly authorized signatories giving requisite authorities to the person voting on the Postal Ballot Form.

13.	Members are requested NOT to send any other paper along with the Postal Ballot Form in the enclosed postage prepaid self-addressed Business Reply Envelopes as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelopes would be destroyed by the Scrutinizer and the Company would not be able to act on the same.

14.	The scrutinizer’s decision on the validity of Postal Ballot Form shall be final.

15.	Any query in relation to the Resolution proposed to be passed by Postal Ballot may be sent to corp-secretarial@wipro.com.

16.	The result of voting on the Resolution will be declared on or before Wednesday, August 30, 2017 at the registered office and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories, Registrar and Share Transfer Agents